UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Hackett Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Class of Securities)

Frank A. Zomerfeld, Esq.

General Counsel

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

(305) 375-8055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

John B. Beckman, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$3,410.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 3,846,154 shares of common stock, $0.001 par value, at the minimum tender offer price of $6.50 per share.
**	Previously paid. The amount of the filing fee paid at the time of filing the initial Schedule TO was $4,876.30. The reduced filing fee noted herein results from a reduction in the transaction value at the time of filing Amendment No. 1 to the Schedule TO. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), on August 28, 2013, as amended, in connection with the Company’s offer to purchase up to $25 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $7.00 nor less than $6.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO, as amended. You should read this Amendment No. 3 together with the Schedule TO, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof.

On October 18, 2013, Hackett issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, October 15, 2013. A copy of such press release is filed herewith as Exhibit (a)(5)(vii) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vii) Press Release announcing the final results of the modified Dutch Auction tender offer issued by The Hackett Group, Inc., dated October 18, 2013.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

THE HACKETT GROUP, INC.

By:	/s/ Frank A. Zomerfeld
Name:	Frank A. Zomerfeld
Title:	General Counsel and Secretary

Date: October 18, 2013

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 28, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Amended Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(vii)	Amended Notice of Guaranteed Delivery.*

(a)(1)(viii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.*

(a)(1)(ix)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release announcing the commencement of a modified Dutch Auction tender offer by The Hackett Group, Inc. (the “Company”), dated August 28, 2013.*

(a)(5)(ii)	Press Release announcing the intention of the Company to conduct a modified Dutch Auction tender offer, dated August 6, 2013 (incorporated herein by reference to Hackett’s Tender Offer Statement on Schedule TO-C dated August 7, 2013).*

(a)(5)(iii)	Summary Advertisement, dated August 28, 2013.*

(a)(5)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated September 27, 2013.*

(a)(5)(v)	Press Release issued by The Hackett Group, Inc. on September 27, 2013.*

(a)(5)(vi)	Press Release announcing the preliminary results of the modified Dutch Auction tender offer issued by The Hackett Group, Inc., dated October 16, 2013.*

(a)(5)(vii)	Press Release announcing the final results of the modified Dutch Auction tender offer issued by The Hackett Group, Inc., dated October 18, 2013.**

(b)	Amended and Restated Credit Agreement, dated August 27, 2013, among The Hackett Group, Inc., the material domestic subsidiaries of Hackett named on the signature pages thereto and Bank of America, N.A., as lender.*

(d)(1)	Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-64542)).

(d)(2)	Amendment to Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001).

(d)(3)	Hackett’s Employee Stock Purchase Plan, as amended (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-108640)).

(d)(4)	Form of Employment Agreement entered into between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Registration Statement on Form S-1 (333-48123)).

(d)(5)	Form of Employment Agreement entered into between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001).

(d)(6)	Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(7)	Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(8)	Employment Agreement dated August 1, 2007 between The Hackett Group, Inc. and Robert A. Ramirez (incorporated herein by reference to Hackett’s Form 10-Q dated July 31, 2007).

(d)(9)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(d)(10)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(d)(11)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2012).

(d)(12)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO.
**	Filed herewith.